[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 25, 2020

Via EDGAR and Courier
Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Uber Technologies, Inc. Registration Statement on Form S-4 Filed August 7, 2020 File No. 333-242307

Dear Mr. Morris and Ms. Jaskot:

On behalf of our client, Uber Technologies, Inc. (“Uber” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated September 3, 2020 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on August 7, 2020. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Questions and Answers

What will holders of Postmates equity awards receive in the first merger?, page 4

1.                  We note the treatment of equity awards held by individuals who are actively providing services to Postmates at the time of the merger. Please revise, where appropriate, to clarify how you will determine who is actively providing services and explain the treatment of equity awards held by individuals who do not actively provide services to Postmates.

Response: In response to the Staff’s comment, the disclosure on pages 4, 5, 86 and 87 of Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
September 25, 2020

What happens if the transaction is not completed?, page 5

2.                  Please revise to describe the terms of the non-solicitation provisions and restrictive covenants, and the potentially adverse consequences to the Postmates’ business during pendency of the transaction and if the merger is not consummated.

Response: In response to the Staff’s comment, the disclosure on page 6 of Amendment No. 1 has been revised.

Solicitation of Written Consents, page 15

3.                  Please confirm, if true, that support agreements entered into by Postmates stockholders were entered into only by executive officers, directors, affiliates, founders, and holders of 5% or more of Postmates voting equity securities, and that Postmates is soliciting consents only from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 239.13. In addition, revise to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Postmates (and their affiliates). Refer to Item 3(h) of Form S-4. Lastly, revise throughout the registration statement to disclose, as noted on page 29 of your risk factors, that parties to the support agreement are required to submit consents approving the adoption of the merger agreement and certificate of amendment even if such parties or the Postmates’ board subsequently determine that the transactions are not advisable.

Response: We confirm that the support agreement entered into by Postmates stockholders was entered into only by executive officers, directors, affiliates, founders and holders of 5% or more of Postmates voting securities, consistent with Securities Act Sections Compliance and Disclosure Interpretations 239.13 (“C&DI 239.13”), and that, consistent with C&DI 239.13, Postmates will be soliciting consents from stockholders of Postmates who have not signed the support agreement and would be ineligible to purchase in a private offering.

Pursuant to C&DI No. 239.13, an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

•	the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;
•	the persons signing the agreements collectively own less than 100% of the voting equity of the target; and

U.S. Securities and Exchange Commission
September 25, 2020

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction.

The only parties that executed the support agreement in connection with the transaction are (i) investment funds that, together with their respective affiliates, each own more than 5% of Postmates’ voting securities on a fully diluted basis, and (ii) Mr. Bastian Lehmann, a founder, director and executive officer of Postmates. Such parties to the support agreement collectively own substantially less than 100% of the voting equity of Postmates. In addition, consents are being solicited from all Postmates stockholders who have not signed the support agreement, many of whom are current or former employees of Postmates who Postmates believes are unlikely to be accredited investors. Finally, the parties that executed the support agreement are not delivering consents approving the transaction until they receive the definitive consent solicitation statement/prospectus that forms a part of the effective Registration Statement.

In addition, in response to the Staff’s comment, the disclosure on pages 9, 17, 18, 52 and 53 of Amendment No. 1 has been revised to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Postmates (and their affiliates) and that parties to the support agreement are required to submit consents approving the adoption of the merger agreement and the Postmates certificate amendment even if such parties or the Postmates’ board subsequently determine that the transaction is not advisable.

Termination Fee, page 18

4.                  Please revise to disclose that the initial loan may be in an amount up to $100 million and, as disclosed on page 58, that Postmates is likely to require this amount to operate its business in the next 12 months. In addition, please summarize the circumstances under which the merger may be terminated without a termination fee payable.

Response: In response to the Staff’s comment, the disclosure on page 20 of Amendment No. 1 has been revised.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA, page 21

5.                  Please tell us your consideration of providing selected financial data for Postmates as set forth in Item 3(d) of Form S-4.

U.S. Securities and Exchange Commission
September 25, 2020

Response: In circumstances where no financial information (including pro forma and comparative per share information) is required for a non-reporting target when the target is significant to the acquiror at or below the 20 percent level and the registrant’s security holders are not voting on the transaction, Telephone Interpretation I.H.2 in the July 2001 supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (the “Interpretations”) states that the Staff “will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305, and comparable items of Regulation S-B.” The Company respectfully advises the Staff that Postmates is not a public reporting company under the Securities Exchange Act of 1934, as amended, and the transaction is not expected to result in any of conditions specified under Item 3-05(b)(2) of Regulation S-X to exceed 20 percent. Accordingly, the Company submits to the Staff that the Company’s approach with respect to the omission of the information set forth in Item 3(d) of Form S-4, as well as the information set forth in Item 3(f) of Form S-4 referred to in comment 6 below, with respect to Postmates is in accordance with the Interpretations, and is also consistent with the approach taken in precedent transactions that fall within the scope of the Interpretations, such as Amazon.com, Inc.’s registration statement on Form S-4 filed in connection with its acquisition of Zappos.com, Inc. (File No. 333-160831).

6.                  Please advise or revise to provide in comparative columnar form the disclosures required by Item 3(f) of Form S-4.

Response: The Company respectfully refers the Staff to the response to comment 5 above.

There is no assurance when or if the transaction will be completed, page 25

7.                  Please revise this risk factor to explain how an “unacceptable condition” is defined. Also, clarify if true that the unacceptable condition need not have a nexus to the on-demand food delivery business or domestic operations of either company.

Response: In response to the Staff’s comment, the disclosure on page 27 of Amendment No. 1 has been revised.

The number of shares of Uber common stock to be received…, page 26

8.                  Please disclose here, and on the prospectus cover page, the number of share(s) of Uber common stock that will be exchanged for each share of Postmates common stock. Please also disclose on the prospectus cover page that because the market price of Uber common stock will fluctuate, Postmates stockholders cannot be sure of the value of the shares of Uber common stock they will receive. Please also provide an illustrative example here, and elsewhere as appropriate, showing how the value of the consideration payable to Postmates common stock could be substantially diminished as a result of the preferential rights of holders of Postmates preferred stock.

Response: In response to the Staff’s comment, the disclosure on the prospectus cover page and pages 28, 29 and 63 of Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
September 25, 2020

Uber and Postmates are subject to various uncertainties, page 28

9.                  Refer to the second-to-last paragraph of this risk factor. Please revise your disclosure, where appropriate, to highlight the specific risks that may be amplified by the fact that the transaction combines two companies that share certain vulnerabilities (e.g., exposure to certain pending or potentially significant litigation, and common regulatory or legislative concerns). In this regard, we note that the “unacceptable condition” language in the termination provisions appears to contemplate areas where risks to both companies may be particularly concentrated. To the extent the companies may experience the same judicial, regulatory, or legislative action differently because of the differing business practices of Uber and Postmates, as alluded to on page 31, please explain.

Response: In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 1 has been revised.

Litigation relating to the transaction may be filed against the Postmates board, page 29

10.              Please revise here, or elsewhere as appropriate, and in the relevant risk factors below, to specifically address any material risk to the transaction posed by legislation and litigation related to independent contractor laws, including the pending litigation described under “Legal Proceedings” in Note 5 of Postmates’ consolidated financial statements. Please address whether an outcome adverse to Uber or Postmates on any of these issues could materially impact the transaction or cause the transaction to terminate or become terminable. Please also expand your discussion at page 35 of the current status of the lawsuit in which Uber and Postmates are co-plaintiffs challenging the constitutionality of California Assembly Bill 5.

Response: In response to the Staff’s comment, the disclosure on pages 38 and 39 of Amendment No. 1 has been revised.

Financial Statements (unaudited)

Note 12 – Segment Information and Geographic Information, page 34

11.              We note during the second quarter you determined Other Bets was no longer an operating or reportable segment and comparative periods were not recast as the impact was immaterial. Please explain why you continue to present Segment adjusted EBITDA for Other Bets here and within Management’s Discussion and Analysis of Financial Condition and Results of Operations. In this regard we note you have also included separate discussion of Other Bets within your Segment Results of Operations beginning on page 58.

Response: The Company respectfully acknowledges the Staff’s comment. During the second quarter of 2020, the Company completed the divestiture of its JUMP business (the “JUMP Divestiture”), which comprised substantially all of the operations of the Company’s Other Bets reportable segment as disclosed in Note 12 to the Company’s condensed consolidated financial statements for the quarter ended June 30, 2020. Management considered the guidance in Accounting Standard Codification Topic 280, Segment Reporting (“ASC 280”), including ASC 280-10-55-19 and Item 303 of Regulation S-K.

U.S. Securities and Exchange Commission
September 25, 2020

Subsequent to the JUMP Divestiture, the continuing activities previously included in the Other Bets segment are immaterial for both revenue and adjusted EBITDA for the six months ended June 30, 2020 and the twelve months ended December 31, 2019. Certain of these other continuing business activities were migrated to the Company’s Mobility segment, whose prior period results were not restated because such business activities were immaterial. The other business activities that were not migrated were, and are expected to continue to be, immaterial. They represent an “all other category separate from other reconciling items” in accordance with ASC 280-10-50-15. As a result, the Other Bets segment no longer exists subsequent to the JUMP Divestiture.

Management considered ASC 280-10-55-19 and determined that restating the comparative period segment information to eliminate the operations of the JUMP business was not required under ASC 280-10-55-19. Management continued to use the “Other Bets” caption for the second quarter of 2020 for consistency and ease of comparability with prior periods since the operations of the JUMP business were included in operations for part of the second quarter of 2020 and in the full comparable period of 2019. Management will change the caption in future filings to “All Other” beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 and will indicate that the historical results of the former Other Bets segment are included within “All Other” for the periods prior to the JUMP Divestiture.

Management considered the guidance in Item 303 of Regulation S-K, in particular Item 303(a), and deemed it appropriate for an understanding of the Company’s business to discuss within the MD&A the JUMP Divestiture as the primary driver of the change to Other Bets’ business activities. The discussion within the MD&A is consistent with the tabular presentation of the Other Bets business activities as a reconciling item to arrive at Segment adjusted EBITDA.

The Transaction, page 52

12.              Please revise, where appropriate, to provide the information for Postmates required by Item 6(d) of Schedule 14A. Refer to Item 18(a)(5)(ii) of Form S-4.

Response: In response to the Staff’s comment, the disclosure on pages 57, 58, 59 and 60 of Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
September 25, 2020

Background of the Transaction, page 54

13.              We note several rounds of negotiations related to the valuations of Postmates by Uber, SPAC A, and SPAC B. Please expand your disclosure, where applicable, to include the processes employed to assess the value of the potential transactions outlined in the indications of interest you received, including how the board determined that the final valuation, and consideration to be received in the transaction, was fair. We also note on page 63 that the board relied upon the “presentations and financial advice provided by J.P. Morgan” in approving the merger agreement. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

Response: In response to the Staff’s comment regarding the processes employed to assess the value of the potential transactions outlined in the indications of interest that Postmates received, including how the Postmates board determined that the final valuation, and consideration to be received in the transaction, was fair, the disclosure on pages 65, 69 and 73 of Amendment No. 1 has been revised.

In response to the Staff’s comment regarding the presentations and financial advice provided by J.P. Morgan, the Company respectfully advises the Staff that, after careful consideration and consistent with the analysis of such materials and advice by Postmates and its legal counsel, none of the materials received from, or discussions held with, J.P. Morgan comprised a “report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction” within the scope of Item 4(b) of Form S-4 or Item 1015(a) of Regulation M-A. Postmates has advised the Company that none of such materials or discussions included an opinion to the Postmates board as to the fairness, from a financial point of view, of the merger consideration to Postmates stockholders or the desirability of the merger. Additionally, the Company and Postmates believe that the material factors considered by the Postmates board in connection with its consideration of the transaction have been adequately disclosed in Amendment No. 1.

14.              We note that your background does not indicate that there was any activity related to an acquisition of Postmates from July 2019 to March 2020. Please revise to explain why the deal did not proceed in July 2019, including important deal considerations or disagreements at that time. In addition, please describe the events which preceded Postmates’ decision to engage its financial advisor in March 2020 after the search for a transaction (other than the IPO) appeared to have been dormant for several months.

Response: In response to the Staff’s comment, the disclosure on page 64 of Amendment No. 1 has been revised.

15.              We note your disclosure on page 55 about the differing minimum cash conditions in the SPAC A and SPAC B offers. Please revise your disclosure to clarify how Postmates evaluated and compared the minimum cash conditions and explain why the board viewed the minimum cash conditions as significant features of the offers. In addition, please disclose whether there were any negotiations with SPAC A, or any activity related to other SPAC alternatives, from June 18, 2020 until July 5, 2020. Lastly, please clarify whether SPAC B withdrew its offer or was rejected by the board.

U.S. Securities and Exchange Commission
September 25, 2020

Response: In response to the Staff’s comment, the disclosure on pages 65 and 66 of Amendment No. 1 has been revised.

16.              We note that your discussion of the background of the transaction does not describe the public nature of Uber’s search for a target in the on-demand food delivery industry in the Spring and early Summer of 2020. Please revise to disclose any pre-existing relationship between Uber and Postmates, and why Uber approached Postmates first in May 2019 and again in June 2020. Please also describe any discussion of the public reports of Uber’s interest in a transaction and its desire to pursue a timely completion of such transaction, including whether these were factors in the board’s decision to recommend the transaction, or otherwise incentivized, accelerated, or affected negotiations between the two companies.

Response: In response to the Staff’s comment, the disclosure on pages 64 and 65 of Amendment No. 1 has been revised. We also confirm that, prior to 2019, there was no relevant pre-existing relationship between Uber and Postmates.

17.              Refer to the sixth paragraph on page 57. Please expand your discussion of the conditionality concerns communicated by Postmates to Uber. In addition, please explain in greater detail how negotiations related to conditionality proceeded, in particular, with respect to significant conditions other than HSR approval. Please also explain when and how the unacceptable condition provision was finalized.

Response: In response to the Staff’s comment, the disclosure on pages 67, 68, 70 and 72 of Amendment No. 1 has been revised.

18.              Refer to the third full paragraph on page 59. Please revise to expand your discussion of the negotiations related to the interim financing and Postmates’ liquidity needs with regard to its continuing operations. In addition, if the repayment terms of the loan are undetermined or to be decided in the future by the parties in good faith, please disclose that Postmates may be required to repay funds in the event of termination on terms that are less favorable than may otherwise be available.

Response: In response to the Staff’s comment, the disclosure on pages 69, 70, 71, 72 and 100 of Amendment No. 1 has been revised.

19.              Please also disclose any material discussions between Uber and Postmates regarding the various legal proceedings involving Postmates.

Response: In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 1 has been revised.

20.              Please provide greater detail regarding the negotiation of the Series G consideration, including the negotiations around that amount payable to the Series G holders, and the reasons for amending the Postmates Certificate of Incorporation.

Response: In response to the Staff’s comment, the disclosure on pages 71 and 72 of Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
September 25, 2020

21.              Please describe the strategic rationale for the merger discussed by the Uber transaction committee and Uber management on June 26, 2020, as well as the financial performance of Postmates, valuation analyses, and potential synergies and benefits that were discussed by the board at its meeting on July 1, 2020. If projections were prepared by Postmates and provided to the Uber board, please provide those projections or tell us why they are not material to investors.

Response: In response to the Staff’s comment, the disclosure on pages 68 and 71 of Amendment No. 1 has been revised. We confirm that projections were not prepared by Postmates and provided to the Uber board.

Postmates’ Reasons for the Transaction; Recommendation of the Postmates Board, page 62

22.              We note that the board considered the expected pro forma effect of the transaction on the combined company. Please disclose the material pro forma information considered by the board, or otherwise tell us why it is not material to investors.

Response: In response to the Staff’s comment, the disclosure on pages 36, 77, 78, 79 and 80 of Amendment No. 1 has been revised.

23.              Please explain why the board believed that the transaction with Uber would provide superior value to Postmates stockholders as compared to the value from the other strategic alternatives. Please also discuss the specific potential synergies and earnings per share accretion anticipated by the Postmates board.

Response: In response to the Staff’s comment, the disclosure on page 74 of Amendment No. 1 has been revised. The Company respectfully advises the Staff that while the Postmates board considered the potential for synergies and earnings per share accretion as a result of the mergers, the Postmates board did not consider a quantitative assessment of any such synergies or earnings per share accretion other than as disclosed in Amendment No. 1.

The Transaction, page 68

24.              Refer to the third paragraph of this section. Please revise the summary, where appropriate, to provide a similarly detailed discussion of the Series G liquidation amount and why the separate vote of the Series G class is necessary for approval of this transaction.

Response: In response to the Staff’s comment, the disclosure on pages 14 and 15 of Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
September 25, 2020

U.S. Federal Income Tax Consequences, page 91

25.              We note that here and elsewhere, your discussions of tax consequences to holders of Postmates common stock assume that the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. We also note that the closing of the transactions is conditioned upon delivery of tax counsel’s opinion that the transactions will qualify as a reorganization. Because it appears that the delivery of this opinion is a waivable condition, the tax opinion must be filed prior to effectiveness. Please file the tax opinion as an exhibit to the registration statement and revise throughout the prospectus to state that it is counsel’s opinion that the mergers will qualify as a tax-free reorganization. Please also tell us whether you intend to recirculate the prospectus and resolicit consents if the condition is waived and the change in tax consequences is material.

Response: In response to the Staff’s comment, the form of tax opinion has been filed as Exhibit 8.1 to the Registration Statement. The tax opinion is a “long-form” opinion (rather than a “short-form” opinion), consistent with the disclosure in the Registration Statement that the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. The Company intends to recirculate the prospectus and resolicit consents if the closing condition related to Postmates’ receipt of a tax opinion from counsel is waived and the change in tax consequences would be material.

Certain of Postmates’ directors and executive officers’ interests in the transaction, page 94

26.              Please revise to individually quantify the interests of each director, executive officer, and affiliate. Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A.

Response: In response to the Staff’s comment, the disclosure on pages 110, 111 and 112 of Amendment No. 1 has been revised.

* * * * * *

U.S. Securities and Exchange Commission
September 25, 2020

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Mark A. Stagliano, at (212) 403-1060.

Sincerely yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	Tony West, Uber Technologies, Inc.
Bastian Lehmann, Postmates Inc.
Tad J. Freese, Latham & Watkins LLP
Chad G. Rolston, Latham & Watkins LLP
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz